Exhibit 99.6

Dear Shareholder:

Biomira is committed to meeting your needs as a shareholder. As a non-registered shareholder of Biomira, you are entitled to receive our annual financial statements and related management’s discussion and analysis (included in and referred to as the “Annual Report”). You also have the option to receive our interim financial statements and related management’s discussions and analyses (referred to collectively as “Interim Reports”).

If you wish to receive all of the Interim Reports, please complete and return this notice to ADP Investor Communications at the address noted below using the post paid return envelope provided.

Offering you the option to receive Biomira’s Interim Reports is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.

If you do not wish to receive the Interim Reports, simply DO NOTHING and we’ll suppress your name from the mailing lists. Biomira’s Annual Report, Interim Reports and other shareholder information are also available to you electronically. You can view all documents at www.biomira.com/investors

Ultimately, the choice is yours. As long as you remain a non-registered shareholder, you will receive this notice each year and will be required to renew your request to receive Biomira’s Interim Reports. You will also continue to receive the notice of annual shareholder meeting, management proxy circular and voting instruction form so that you can vote your shares.

Request for Financial Reports

To:	ADP Investor Communications Data Tabulation P.O. Box 2800, Stn LCD Malton Mississauga, ON L5T 2T7 Canada FAX: 1-866-623-5305

☒	Please add my name to the mailing list to receive Biomira’s Interim Reports

                Place your 12 digit CONTROL NO. in the spaces provided below exactly as it appears on your Voting Instruction Form.

CONTROL NUMBER	☐☐☐☐	☐☐☐☐	☐☐☐☐

Please Print

Name:

Address:

CUSIP NUMBER: 09161R106